FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MATERIAL FACT

Big Foods Acquisition

Sadia S.A. (the “Company”) announces to its shareholders and to the market, according to paragraph 4th of Article 157 of the Law n. 6,404/76 and the CVM Instruction n. 358/02, that on this date has celebrated with the controlling partners of Big Foods Indústria de Produtos Alimentícios Ltda. (“Big Foods”) a contract for the acquisition of the entire representative quotes of its social capital, for the amount of R$53,500,000.00.

Big Foods’ industrial compound is located in the city of Tatuí – SP, which includes a processed products plant, specialized on the production of ready-to-eat sandwiches, lasagnas, pizzas, breads, snacks, cheese bread and pastry products.

The annual production capacity is of 20 thousand tons of processed products, 650 direct employees and its revenues shall reach R$100 million in 2007.

Big Foods acquisition is an important step to strengthen the Company’s operations in the frozen processed products segment and is in complete accordance with its growth strategy to add value to its shareholders.

Concórdia, December 3rd, 2007.

Welson Teixeira Júnior
Investor Relations Director